Exhibit 4.4

Description of Eagle Bancorp Montana, Inc.’s Securities
Registered under Section 12 of the Securities Exchange Act of 1934

Eagle Bancorp Montana, Inc. (“Eagle”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share. The following summary below is qualified in its entirety by reference to Eagle’s amended and restated certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part, as well as the General Corporation Law of the State of Delaware.

General

Eagle has an authorized capitalization of 21,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. No shares of preferred stock are issued and outstanding.

The outstanding shares of our common stock are fully paid and non-assessable. Eagle common stock is traded on the Nasdaq Global Market under the symbol “EBMT.”

Common Stock

Subject to the prior or special rights of holders of shares of preferred stock:

Dividends. The holders of shares of common stock are entitled to any dividends that may be declared by our board of directors out of legally available funds;

Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Eagle, the holders of shares of our common stock are entitled upon liquidation to share ratably in all assets remaining after payment of liabilities and the satisfaction of the liquidation preferences of any outstanding shares of preferred stock;

Redemption. The holders of shares of our common stock are not subject to, or entitled to the benefits of, any redemption or sinking fund provision;

Conversion. No holder of common stock has the right to convert or exchange any such shares with or into any other shares of capital stock of Eagle;

Preemptive Rights. No holder of common stock has preemptive rights; and

Voting. Each share of common stock entitles the holder thereof to one vote, in person or by proxy, on all matters submitted to a vote of stockholders generally. Voting is non-cumulative. Except as specifically provided in the Delaware General Corporation Law (the “DGCL”) or in Eagle’s certificate of incorporation or bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy at the meeting (as counted for purposes of determining the existence of a quorum at the meeting). Directors are elected by a plurality of the votes cast in the election.

Certain Anti-Takeover Effects of Certain Provisions of the Company’s Amended and Restated Certificate of Incorporation, Bylaws and Law

The following discussion is a general summary of the material provisions of Eagle’s amended and restated certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and reference should be made in each case to the actual document or regulatory provision in question.

Eagle’s Amended and Restated Certificate of Incorporation and Bylaws

Eagle’s amended and restated certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Eagle more difficult.

Preferred Stock. Under Eagle’s amended and restated certificate of incorporation, its board of directors is authorized, without stockholder approval, to adopt resolutions providing for the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or the issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.

Prohibition of Cumulative Voting. The amended and restated certificate of incorporation prohibits cumulative voting for the election of directors.

Restrictions on Removing Directors from Office. The amended and restated certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote.

Classified Board of Directors. Eagle’s amended and restated certificate of incorporation provides for a classified board to which approximately one-third of its board of directors is elected each year at its annual meeting of stockholders. Accordingly, Eagle’s directors serve three-year terms rather than one-year terms. The classification of Eagle’s board of directors has the effect of making it more difficult for stockholders to change the composition of its board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of Eagle’s board of directors. Such a delay may help ensure that its directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of Eagle’s stockholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of Eagle’s board of directors would be beneficial to Eagle and its stockholders and whether or not a majority of its stockholders believe that such a change would be desirable.

The classification or Eagle’s board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Eagle, even though such an attempt might be beneficial to Eagle and its stockholders. The classification of Eagle’s board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of Eagle’s board of directors may discourage accumulations of large blocks or its stock by purchasers whose objective is to take control of Eagle and remove a majority of its board of directors, the classification of its board of directors could tend to reduce the likelihood or fluctuations in the market price of its common stock that might result from accumulations of large blocks of its common stock for such a purpose. Accordingly, Eagle’s stockholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Amendments to Amended and Restated Certificate of Incorporation and Bylaws. Amendments to the amended and restated certificate of incorporation must be approved by our board of directors and also by at least a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the applicability of Section 203 of the Delaware General Corporation Law;

(ii)	the division of the board of directors into three classes;

(iii)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(iv)	the indemnification of current and former directors and officers by Eagle;

(v)	the requirement of an 80% stockholder approval for business combination transactions with interested stockholders;

(vi)	the prohibition of stockholder action by written consent;

(vii)	the requirement that the holders of at least 80% of the outstanding shares of common stock must vote to remove directors, and can only remove directors for cause;

(viii)	the limitation of liability of officers and directors to Eagle for money damages; and

(ix)

the provision of the amended and restated certificate of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the amended and restated certificate of incorporation provided in (i) through (viii) of this list.

The amended and restated certificate of incorporation also provides that certain bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders and that specified provisions in the bylaws may only be amended by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this supermajority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The amended and restated certificate of incorporation of Eagle requires the approval of the holders of at least 80% of Eagle’s outstanding shares of voting stock to approve certain “Business Combinations,” as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of common stock of Eagle and any other affected class of stock. Under the amended and restated certificate of incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an interested stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of Eagle’s board of directors who are unaffiliated with the interested stockholder and were directors prior to the time when the interested stockholder became an interested stockholder or (ii) if the proposed transaction meets certain conditions set forth in the amended and restated certificate of incorporation, which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient.

The term “interested stockholder” is defined to include any individual, corporation, partnership or other entity (other than Eagle or its subsidiary) which owns beneficially or controls, directly or indirectly, 15% or more of the outstanding shares of voting stock of Eagle. This provision of the amended and restated certificate of incorporation applies to any “Business Combination,” which is defined to include (i) any merger, consolidation or share exchange of Eagle or any of its subsidiaries with or into any interested stockholder or affiliate of an interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any interested stockholder or affiliate of assets of Eagle having an aggregate market value of 10% or more of either the aggregate market value of the total consolidated assets of Eagle or the aggregate market value of the outstanding stock of Eagle; (iii) the issuance or transfer to any interested stockholder or its affiliate by Eagle (or any subsidiary) of any securities of Eagle subject to certain exceptions; (iv) the adoption of any plan for the liquidation or dissolution of Eagle proposed by or on behalf of any interested stockholder or affiliate thereof; (v) any reclassification of securities, recapitalization, merger or consolidation of Eagle which has the effect of increasing the proportionate share of outstanding shares of common stock or any class of equity or convertible securities of Eagle owned directly or indirectly by an interested stockholder or affiliate thereof; (vi) any transaction involving Eagle or any subsidiary that has the effect of increasing the proportionate share of the stock of any class or securities convertible into stock of any class or series owned by the interested stockholder except for immaterial changes due to fractional share adjustments or as a result of stock repurchases not caused by the interested stockholder; and (vii) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through Eagle or any subsidiary.

Despite our belief as to the benefits to stockholders of these provisions of Eagle’s amended and restated certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management.

Federal Banking Law

Under the Bank Holding Company Act (the “BHC Act”), any person or company is required to obtain the approval of the Federal Reserve Bank (the “FRB”) before acquiring control of Eagle, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting stock of Eagle or the power to exercise a “controlling influence” over Eagle. In the case of an acquiror that is a bank or bank holding company, the BHC Act requires approval of the FRB for the acquisition of ownership or control of any voting stock of Eagle, if the acquisition results in the bank or bank holding company controlling more than 5% of the outstanding shares of any class of Eagle’s voting securities. The Change in Bank Control Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring “control” of a bank holding company such as Eagle unless the FRB has been given prior notice and has not objected to the transaction. Under FRB regulations, the acquisition of 10% or more of a class of voting stock of Eagle would generally be deemed an acquisition of control of Eagle.

Delaware Corporate Law

In addition, the state of Delaware has a statute designed to provide Delaware corporations, such as Eagle, with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporation Law is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

In general Section 203 provides that a “Person” who owns 15% or more of the outstanding voting stock of a Delaware corporation (referred to in Section 203 as an “Interested Shareholder”) may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such “Person” became an Interested Shareholder. The term “business combination” is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of Section 203: (i) any business combination if, prior to the date a person became an Interested Shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Shareholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Shareholder that is approved by the board of directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Shareholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the board of directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203. At the present time, the board of directors does not intend to propose any such amendment.